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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 3)*

SIMULA, INC. (Name of Issuer)
COMMON STOCK (Title of Class of Securities)
829206101 (CUSIP Number)
Arthur E. Levine President Levine Leichtman Capital Partners, Inc. 335 North Maple Drive, Suite 240 Beverly Hills, CA 90210 (310) 275-5335	Mitchell S. Cohen, Esq. Irell & Manella LLP 1800 Avenue of the Stars, Suite 900 Los Angeles, CA 90067 (310) 277-1010
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 30, 2001 (Date of Event which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Continued on following page(s))

Page 1 of 10 Pages

CUSIP NO. 829206101	13D	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Levine Leichtman Capital Partners II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) / / (b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	SOLE VOTING POWER
-0- SHARES

		8.	SHARED VOTING POWER
850,000 SHARES (See Item 5)

		9.	SOLE DISPOSITIVE POWER
-0- SHARES

		10.	SHARED DISPOSITIVE POWER
850,000 SHARES (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
850,000 SHARES (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.5%, based on 12,222,488 shares of Common Stock outstanding at June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001

14.	TYPE OF REPORTING PERSON*
PN

CUSIP NO. 829206101	13D	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
LLCP California Equity Partners II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) / / (b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	SOLE VOTING POWER
-0- SHARES

		8.	SHARED VOTING POWER
850,000 SHARES (See Item 5)

		9.	SOLE DISPOSITIVE SHARES
-0- SHARES

		10.	SHARED DISPOSITIVE POWER
850,000 SHARES (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
850,000 SHARES (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.5%, based on 12,222,488 shares of Common Stock outstanding at June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001

14.	TYPE OF REPORTING PERSON*
PN

CUSIP NO. 829206101	13D	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Levine Leichtman Capital Partners, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) / / (b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
State of California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:		7.	SOLE VOTING POWER
-0- SHARES

		8.	SHARED VOTING POWER
850,000 SHARES (See Item 5)

		9.	SOLE DISPOSITIVE SHARES
-0- SHARES

		10.	SHARED DISPOSITIVE POWER
850,000 SHARES (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
850,000 SHARES (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.5%, based on 12,222,488 shares of Common Stock outstanding at June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001

14.	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 829206101	13D	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Arthur E. Levine

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) / / (b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER
-0- SHARES

	8.	SHARED VOTING POWER
850,000 SHARES (See Item 5)

	9.	SOLE DISPOSITIVE SHARES
-0- SHARES

	10.	SHARED DISPOSITIVE POWER
850,000 SHARES (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
850,000 SHARES (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.5%, based on 12,222,488 shares of Common Stock outstanding at June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001

14.	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 829206101	13D	Page 6 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Lauren B. Leichtman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) / / (b) /x/

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
N/A

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)
/ /

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER
-0- SHARES

	8.	SHARED VOTING POWER
850,000 SHARES (See Item 5)

	9.	SOLE DISPOSITIVE SHARES
-0- SHARES

	10.	SHARED DISPOSITIVE POWER
850,000 SHARES (See Item 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
850,000 SHARES (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
/ /

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
6.5%, based on 12,222,488 shares of Common Stock outstanding at June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001

14.	TYPE OF REPORTING PERSON*
IN

AMENDMENT NO. 3 TO SCHEDUlE 13D

    Pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Levine Leichtman Capital Partners II, L.P., a California limited partnership (the "Partnership"), LLCP California Equity Partners II, L.P., a California limited partnership (the "General Partner"), Levine Leichtman Capital Partners, Inc., a California corporation ("Capital Corp."), Arthur E. Levine ("Mr. Levine") and Lauren B. Leichtman ("Ms. Leichtman" and, together with the Partnership, the General Partner, Capital Corp. and Mr. Levine, the "Reporting Persons"), hereby file this Amendment No. 3 to Schedule 13D (this "Amendment") with the Securities and Exchange Commission (the "Commission"). This Amendment amends and supplements the Schedule 13D originally filed with the Commission on January 10, 2000 (the "Original Schedule 13D"), as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the Commission on August 25, 2000 ("Amendment No. 1"), and as further amended and supplemented by Amendment No. 2 to Schedule 13D filed with the Commission on November 13, 2000 ("Amendment No. 2"), relating to the Common Stock, par value $.01 per share, of Simula, Inc., an Arizona corporation (the "Issuer"). The Original Schedule 13D, as amended by Amendment No. 1 and Amendment No. 2, is referred to herein as the "Amended Schedule 13D."

    Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Amended Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D. All Rule citations used in this Amendment are to the rules and regulations promulgated under the Exchange Act.

    This Amendment is being filed pursuant to a Joint Reporting Agreement dated January 7, 2000, a copy of which is attached as EXHIBIT 1 to the Original Schedule 13D, among and on behalf of the Reporting Persons.

ITEM 2.  IDENTITY AND BACKGROUND.

    Item 2 of the Amended Schedule 13D is hereby amended by deleting clause (e) of such Item in its entirety and replacing it with the following:

  (e)  MS. LEICHTMAN.

      Ms. Leichtman is a director, the Chief Executive Officer and a shareholder of Capital Corp. The business address of Ms. Leichtman is 335 North Maple Drive, Suite 240, Beverly Hills, California 90210. The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer of Capital Corp. Ms. Leichtman is a citizen of the United States of America. Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of Capital Corp. Ms. Leichtman is also an executive officer of Capital Corp.

ITEM 4.  PURPOSE OF TRANSACTION.

    Item 4 of the Amended Schedule 13D is hereby amended and supplemented by adding the following paragraphs immediately prior to the last paragraph of such Item:

      On October 30, 2001, the Partnership sold $2,522,000 face amount of Convertible Notes through a broker in open market transactions. After giving effect to the sale of the Convertible Notes, the Reporting Persons own beneficially only the 850,000 shares of Common Stock issuable upon exercise of the Amended and Restated Warrant (the "Warrant Shares").

      The Partnership acquired beneficial ownership of the Amended and Restated Warrant in the ordinary course of business for investment purposes and not with the purpose of changing or influencing control of the Issuer. As with other investments held by the Reporting Persons, the Reporting Persons consider various alternatives to increase the value of their investments and may from time to time consider implementing such alternatives. Pursuant to the Registration Rights Agreement described in Item 6 of the Amended Schedule 13D, the Partnership has requested that the Issuer register the Warrant Shares for resale under the Securities Act on a Registration Statement on Form S-3. A copy of the Registration Rights Agreement is attached as EXHIBIT 7 to the Original Schedule 13D. Depending on market conditions, among other factors, the Partnership may exercise all or a portion of the Amended and Restated Warrant and sell at any time or from time to time the Warrant Shares issuable upon exercise thereof, either after the effective date of the Registration Statement effectuating the registration of the Warrant Shares or before such effective date pursuant to Rule 144 promulgated under the Securities Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

    Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety to read as follows:

  (a)  After giving effect to the sale of the Convertible Notes described in Item 4 above, each Reporting Person is deemed to be the "beneficial owner" (within the meaning of Rule 13d-3(a) of the Exchange Act) of 850,000 Warrant Shares. The Amended and Restated Warrant may be exercised at any time prior to December 31, 2006, with respect to all or any portion of the Warrant Shares. The exercise price per Warrant Share is $1.6250.

      The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons constitutes approximately 6.5% of the shares of such class. Such percentage has been calculated based on 12,222,488 shares of Common Stock outstanding at June 30, 2001, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, filed with the Commission on August 14, 2001, and was calculated in accordance with Rule 13d-3(d)(1)(i).

      In addition, to the extent that a group exists as discussed in Item 2 of the Amended Schedule 13D for the limited purposes described in Items 4 and 6 of the Amended Schedule 13D, each Reporting Person may be deemed to be the beneficial owner of an additional number of shares of Common Stock owned by the Principal Shareholders. However, none of the Reporting Persons is aware of the number of shares of Common Stock beneficially owned by the Principal Shareholders at this time and, as previously disclosed, the Reporting Persons have no economic or pecuniary interest in, and disclaim beneficial ownership of, any shares of Common Stock beneficially owned by the Principal Shareholders.

  (b)  The Partnership may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 850,000 Warrant Shares. In addition, to the extent that a group exists as discussed in Item 2 of the Amended Schedule 13D, for the limited purposes described in Items 4 and 6 of the Amended Schedule 13D, the Partnership may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional number of shares of Common Stock beneficially owned by the Principal Shareholders.

      By virtue of being the sole general partner of the Partnership, the General Partner may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to the 850,000 Warrant Shares. In addition, to the extent that a group exists as discussed in Item 2 of Amended Schedule 13D, for the limited purposes described in Items 4 and 6 of the Amended Schedule 13D, the General Partner may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional number of shares of Common Stock.

      By virtue of being the sole general partner of the General Partner, Capital Corp. may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 850,000 Warrant Shares. In addition, to the extent that a group exists as discussed in Item 2 of Amended Schedule 13D, for the limited purposes described in Items 4 and 6 of the Amended Schedule 13D, Capital Corp. may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional number of shares of Common Stock.

      By virtue of being the sole directors and shareholders, and executive officers, of Capital Corp., each of Mr. Levine and Ms. Leichtman may be deemed to have (i) sole and dispositive voting power with respect to no shares of Common Stock and (ii) shared voting and dispositive power with all other Reporting Persons with respect to 850,000 Warrant Shares. In addition, to the extent that a group exists as discussed in Item 2 of Amended Schedule 13D, for the limited purposes described in Items 4 and 6 of the Amended Schedule 13D, each of Mr. Levine and Ms. Leichtman may be deemed to have shared voting power with all other Reporting Persons and the Principal Shareholders with respect to an additional number of shares of Common Stock.

  (c)  Except as described in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

  (d)  Not applicable.

  (e)  Not applicable.

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 1, 2001	LEVINE LEICHTMAN CAPITAL PARTNERS II, L.P., a California limited partnership
	By:	LLCP California Equity Partners II, L.P., a California limited partnership, its General Partner
		By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner
			By:	/s/ ARTHUR E. LEVINE Arthur E. Levine President
LLCP CALIFORNIA EQUITY PARTNERS II, L.P., a California limited partnership
	By:	Levine Leichtman Capital Partners, Inc., a California corporation, its General Partner
		By:	/s/ ARTHUR E. LEVINE Arthur E. Levine President
LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation
	By:	/s/ ARTHUR E. LEVINE Arthur E. Levine President
/s/ ARTHUR E. LEVINE ARTHUR E. LEVINE
/s/ LAUREN B. LEICHTMAN LAUREN B. LEICHTMAN

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AMENDMENT NO. 3 TO SCHEDUlE 13D
  ITEM 2. IDENTITY AND BACKGROUND.
  ITEM 4. PURPOSE OF TRANSACTION.
  ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
SIGNATURES